QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

INAMED CORPORATION
(Name of Subject Company)

INAMED CORPORATION
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

453235103
(CUSIP Number of Class of Securities)

Nicholas L. Teti
Chairman of the Board, President and Chief Executive Officer
Inamed Corporation
5540 Ekwill Street
Santa Barbara, California 93111
(805) 683-6761
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Scott M. Stanton Morrison & Foerster LLP 12531 High Bluff Drive Suite 100 San Diego, California 92130 (858) 720-5100	Joseph A. Newcomb Executive Vice President, Secretary and General Counsel Inamed Corporation 5540 Ekwill Street Santa Barbara, California 93111 (805) 683-6761
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

        This Amendment No. 4 amends and restates Items 1, 2, 4, 5, 6, 7, 8 and 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Inamed Corporation, a Delaware corporation, with the United States Securities and Exchange Commission (the "SEC") on December 5, 2005, as amended by Amendment No. 1 to Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 6, 2005, Amendment No. 2 to Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 13, 2005, and Amendment No. 3 to Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 15, 2005.

Item 1:    Subject Company Information.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or this "Statement") relates is Inamed Corporation, a Delaware corporation (the "Company" or "Inamed"). The principal executive offices of the Company are located at 5540 Ekwill Street, Santa Barbara, California 93111. The telephone number of the principal executive offices of the Company is (805) 683-6761.

        The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value $0.01 per share (together with the associated preferred stock purchase rights, the "Shares"), of the Company. As of December 13, 2005, there were 36,901,028 Shares outstanding.

Item 2:    Identity and Background of Filing Person.

        The filing person is the subject company. The name, address and telephone number of the Company are set forth in Item 1 above.

        This Statement relates to the tender offer by Banner Acquisition Corp., a Delaware corporation (the "Purchaser"), which is a wholly-owned subsidiary of Allergan, Inc., a Delaware corporation ("Parent" or "Allergan"), to exchange for each outstanding Share, at the election of the holder of such Share, either (i) $84.00 per Share, in cash without interest (the "Cash Consideration") or (ii) 0.8498 of a share of common stock, $0.01 par value per share, of Parent (together with the associated preferred stock rights, the "Parent Stock", and such per Share Parent Stock consideration, the "Parent Stock Consideration") plus cash in respect of fractional shares if any (such Offer consideration is hereinafter referred to as the "Offer Price"), upon the terms and subject to the conditions of the Allergan Merger Agreement (as defined below) and as described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Elections of the Company's stockholders are subject to the proration and election procedures described in the terms of the Offer so that 45% of the aggregate Shares tendered would be exchanged for the Cash Consideration and 55% of the Shares tendered would be exchanged for the Parent Stock Consideration.

        The Offer is being made pursuant to the Agreement and Plan of Merger by and among Inamed, Allergan and the Purchaser dated as of December 20, 2005 (the "Allergan Merger Agreement"). The Allergan Merger Agreement is filed as Exhibit (a)(5)(D) to this Statement. Purchaser commenced the Offer for all of the outstanding Shares for the Offer Price per Share, subject to a minimum tender of that number of Shares that would represent at least a majority of the fully diluted Shares and certain other conditions.

        Parent has filed with the SEC a Registration Statement on Form S-4 dated November 21, 2005, as amended by Amendment Nos. 1, 2 and 3 to Form S-4 Registration Statement filed with the SEC on December 12, 2005, December 19, 2005, and December 22, 2005 respectively, relating to the offer and sale of the Parent Stock issuable in connection with the Offer and the subsequent merger contemplated by the Allergan Merger Agreement (as amended or supplemented from time to time, the "Registration

Statement"). The terms and conditions of the Offer are set forth in a Tender Offer Statement on Schedule TO filed by the Parent with the SEC on November 21, 2005, as amended by Amendment Nos. 1, 2 and 3 to Schedule TO filed with the SEC on December 12, 2005, December 19, 2005, and December 22, 2005 respectively (as amended or supplemented from time to time, the "Schedule TO"), and the prospectus, which is a part of the Registration Statement (the "Prospectus") and the related Letter of Election and Transmittal. The Letter of Election and Transmittal is filed as Exhibit (a)(1)(A) to this Statement and the Prospectus is filed as Exhibit (a)(4) to this Statement and are each incorporated herein by this reference. The Purchaser initially commenced the Offer on November 21, 2005, prior to execution of the Allergan Merger Agreement, and, on December 21, 2005, following execution of the Allergan Merger Agreement, amended the Offer to reflect the terms of the Allergan Merger Agreement. The Offer, as so amended, is the subject of the recommendation of the Board described below in this Statement.

        Purchaser's obligation to exchange Shares pursuant to the Offer is subject to a number of conditions, including, but not limited to, the following:

  •
  the representations and warranties of Inamed contained in the Allergan Merger Agreement shall be true and correct, except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to "materiality" or "Company Material Adverse Effect" set forth therein) would not, individually or in the aggregate, result in a Company Material Adverse Effect (as defined in the Allergan Merger Agreement);

  •
  Inamed shall have performed in all material respects all of its obligations required to be performed by it under the Allergan Merger Agreement at or prior to the time Purchaser accepts for exchange Shares validly tendered pursuant to the Offer;

  •
  there shall have been validly tendered and not properly withdrawn prior to the expiration date at least a majority of the outstanding Shares (on a fully diluted basis); and

  •
  any applicable waiting periods under the HSR Act, and any other applicable similar foreign laws or regulations, will have expired or been terminated.

        No tender of Shares shall be effective, and the Purchaser shall not acquire tendered Shares, until all conditions have been satisfied or, to the extent permissible, waived. These conditions and the other conditions to the Offer are discussed in the Prospectus under "The Offer—Conditions of the Offer."

        In addition, Parent has stated in the Prospectus that, promptly following the consummation of the Offer, it intends to seek to consummate a merger of the Purchaser with and into the Company, with the Company surviving the merger (the "Allergan Merger"), for purposes of acquiring all of the Shares not acquired in the Offer, and subsequently to cause the Company to merge with and into a limited liability company subsidiary of Allergan.

        As set forth in the Schedule TO, the principal executive offices of the Purchaser and Parent are located at 2525 Dupont Drive, Irvine, California 92612.

Item 4:    The Solicitation or Recommendation.

(a) Solicitation and Recommendation.

  Recommendation of the Board.

        At meetings held on December 13 and 14, 2005, the Board, by unanimous vote of all the directors, determined that the terms of the Offer and the Allergan Merger Agreement are advisable, fair to and in the best interests of the Company and its stockholders, approved the Offer and the Allergan Merger Agreement and recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

        The balance of this Item 4 summarizes events that led to the Offer, some potential benefits and risks that, in the view of the Board, are associated with accepting the Offer or failing to accept the Offer, and the Board's discussions with its legal and financial advisors.

  Background.

        The management of Inamed continually reviews its position in light of the changing competitive environment of the pharmaceutical and medical device industries with the objective of determining what strategic alternatives are available to enhance stockholder value. While Inamed believes that it has positive future prospects on a stand-alone basis, from time to time the management of Inamed has had conversations with other companies to explore opportunities to improve its position, including potential acquisitions or dispositions of assets, licenses, joint ventures or other strategic transactions.

        Consistent with Inamed's business plan to make strategic acquisitions or licenses of products and technologies to create a more diversified product portfolio and revenue base, management of Inamed has periodically discussed on an informal basis over the past two years the possibility of combining with Medicis Pharmaceutical Corporation ("Medicis"). These discussions generally focused on the broad conceptual aspects of a potential business combination.

        In mid-2004, the Board instructed Nicholas Teti, Inamed's Chairman and Chief Executive Officer, to conduct an evaluation of strategic alternatives for Inamed, including (i) a status quo scenario whereby Inamed would continue to grow and innovate in its current areas of strategic focus, (ii) pursuing strategic acquisitions of complementary businesses and technologies and (iii) the possible merger with another company. In connection with the evaluation of these and other options and discussions of possible strategic transactions with other companies, Inamed management initiated discussions with outside financial advisors to assist in the analysis of potential strategic alternatives.

        On October 10, 2004, while attending a conference of the American Society of Plastic Surgeons, Mr. Teti and Jonah Shacknai, Medicis' Chairman and Chief Executive Officer, mutually agreed to meet and discuss a potential strategic relationship between Medicis and Inamed.

        On October 28 and 29, 2004, the Board held a meeting in Montecito, California, during which Inamed management presented an analysis of the various strategic alternatives available to Inamed, including a possible strategic partnership or business combination with Medicis. Part of the presentation included analysis by investment banking firms, including J.P. Morgan Securities, Inc ("JPMorgan"), of potential acquisition candidates and merger candidates. The Board determined that a transaction with Medicis or continuing on a standalone basis were both viable alternatives for maximizing stockholder value in the long term. As a result, the Board authorized Mr. Teti to engage JPMorgan to act as Inamed's financial advisor with respect to a possible transaction with Medicis and to take other appropriate steps to investigate the feasibility and advisability of such a transaction with Medicis and other strategic alternatives.

        In order to further explore a transaction and in contemplation of the possible exchange of material non-public information between the parties, Medicis and Inamed entered into a confidentiality agreement dated November 17, 2004. On November 17, 2004, Inamed executed an engagement letter with JPMorgan to serve as Inamed's financial advisor with respect to a possible business combination of Medicis and Inamed.

        On December 3, 2004, management teams of Medicis and Inamed exchanged certain limited nonpublic financial information regarding their respective operations. On December 8, 2004, management of Medicis and Inamed met to discuss a potential strategic business combination, and exchanged additional financial information. Inamed representatives communicated to Medicis that Inamed would require a preliminary indication of value and transaction structure prior to providing additional information and communicated a preference for a meaningful portion of the consideration to be comprised of cash. Subsequently, Inamed representatives informed Medicis that the deal terms must reflect an understanding that neither party could terminate the merger agreement due to the outcome of the FDA's decision on Inamed's PMA for silicone breast implants.

        On December 10, 2004, Inamed received an initial indication from Medicis of a range of exchange ratios based on then-current prices, which included an assumption that a material portion of the merger consideration would consist of cash. On December 13, 2004, a representative of JPMorgan contacted a representative of Deutsche Bank Securities Inc., or Deutsche Bank, Medicis' financial advisor, to indicate that Inamed believed that, based on the trading prices of the common stock of Medicis and Inamed at that time, Medicis' proposed premium and portion of the consideration payable in cash were significantly too low. Notwithstanding this position, Inamed management concluded that the range of values, taken together with the potential strategic value of the proposed combination, was of sufficient interest to merit further consideration.

        Between December 13, 2004 and February 23, 2005, management of Medicis and Inamed and their advisors had numerous conversations and meetings relating to the terms of the potential strategic business combination, including, among other things, the strategic advantages of such a transaction, the relative value and contribution of each company in such a transaction, the structure of a potential transaction, the terms of the merger agreement and the composition of the board of directors and management of the combined company.

        On December 17, 2004, Medicis delivered a letter to Inamed requesting access to certain business, financial and legal information. Inamed management requested access to the same information from Medicis.

        On December 20, 2004, the Board held a telephonic board meeting to discuss a potential strategic business combination with Medicis. At the meeting, among other things:

  •
  Representatives of Morrison & Foerster LLP discussed the Board's fiduciary obligations when considering a potential transaction with Medicis;

  •
  Representatives of JPMorgan discussed the current status of negotiations of the financial terms of the business combination and other strategic alternatives;

  •
  Inamed's management and advisors reviewed with the Board the status of the negotiations with Medicis; and

  •
  the Board authorized Inamed's management to pursue further discussions with Medicis.

        On December 22, 2004, Medicis management and their advisors met with Inamed management and their advisors in Los Angeles to conduct a preliminary due diligence review of Inamed, including regulatory, legal, manufacturing, research and development, sales and marketing, finance, corporate governance and similar matters. During these meetings, members of Inamed's management made presentations regarding aspects of Inamed's businesses, operations and financial condition, and Mr. Shacknai and Mr. Teti met for dinner to further discuss the potential business combination.

        Beginning January 3, 2005, Medicis made available to Inamed's representatives a data room containing legal, financial, regulatory, tax, environmental, employee benefits and other due diligence materials, and Inamed made available to Medicis an electronic data room containing legal, financial, regulatory, manufacturing, tax, environmental, employee benefits and other due diligence materials relating to Inamed. The parties and their advisors reviewed these materials, engaged in extensive due diligence meetings and exchanged additional due diligence materials.

        On January 4, 2005, management and representatives of Medicis met in Scottsdale, Arizona with management and representatives of Inamed, including Mr. Teti and two other members of the Board, to conduct preliminary due diligence review of Medicis, including regulatory, legal, research and development, sales and marketing, finance, corporate governance and similar matters. During these meetings, Medicis' management made presentations regarding aspects of Medicis' businesses, operations and financial condition.

        On January 6, 2005, the Board held a board meeting during which, among other things, Inamed's management discussed the January 4, 2005 meeting with Medicis management, the status of Inamed's ongoing due diligence review of Medicis, the effect of changes since December 10, 2004 to the trading prices of the common stock of Medicis and Inamed on the determination of the merger consideration, and the status of negotiations between the parties.

        On January 21 and 26, 2005, the Board held telephonic board meetings during which, among other things, Inamed's management reported on the status of the ongoing due diligence process and recent discussions between Inamed and Medicis on the key terms of the proposed business combination. The Board also discussed, in consultation with JPMorgan, the valuation of each of Inamed and Medicis in the context of the possible business combination and options regarding the consideration Inamed stockholders would receive in the proposed transaction.

        During the period between February 2, 2005 and February 7, 2005, Medicis and Inamed negotiated the implied value of each Inamed share in the proposed merger and the cash portion of the merger consideration. Despite the lack of agreement regarding significant terms of a possible transaction, on February 7, 2005, Medicis' legal counsel delivered to Inamed a proposed form of merger agreement to facilitate the discussion of various ancillary terms of a possible transaction.

        From February 7, 2005 onwards, representatives and legal and financial advisors of Medicis and Inamed engaged in extensive negotiations regarding the draft merger agreement and various other legal and regulatory issues. The parties also continued with due diligence during this period through in-person and telephonic meetings and through the exchange of documents both electronically and by mail.

        On February 8, 2005, the Board held a telephonic board meeting to discuss the potential merger between Inamed and Medicis. At the meeting, among other things:

  •
  Inamed management and advisors reviewed key terms of Medicis' proposed form of merger agreement distributed on February 7, 2005, including, among other things, the size of the breakup fee, the treatment of employee options, the operating covenants and the conditions to closing;

  •
  Inamed management advised the Board of its belief that, subject to Medicis' completion of satisfactory due diligence and the negotiation of several significant terms (including the composition of the board of directors and management of the combined company and material terms of the merger agreement), Medicis management would present a proposal to the Medicis board of directors that the consideration to be received by the Inamed stockholders in the merger would be a combination of cash and stock with value equivalent to an implied price of $75 per share, with the exchange ratio to be fixed prior to execution of a definitive merger agreement, inclusive of approximately $30 per share to be paid in cash; management highlighted for the Board that the exchange ratio supporting this value was materially more favorable than the exchange ratio previously discussed, but had not been approved by the Medicis board of directors;

  •
  Inamed's management and advisors updated the Board on the results of Inamed's ongoing due diligence review of Medicis;

  •
  Representatives of Morrison & Foerster LLP discussed the Board's fiduciary obligations when considering a potential transaction with Medicis;

  •
  Representatives of JPMorgan discussed the status of negotiation of the financial terms of the potential transaction, provided an analysis of the proposed transaction terms and provided certain financial analyses of Inamed, Medicis and the combined company; and

  •
  Inamed's management and advisors updated the Board as to various key issues, including strategic issues related to the combination of the facial aesthetics businesses of the companies, finalizing the financing commitment documents between Medicis and Deutsche Bank for the financing necessary to pay the proposed cash portion of the merger consideration and the status of third party waivers and consents which were viewed by the Board as a condition to the execution of the merger agreement.

        On February 13, 2005, the Medicis board of directors held a meeting at the New York office of Medicis' legal counsel, Latham & Watkins LLP, to discuss the potential merger between Medicis and Inamed. At the meeting, among other things, Mr. Teti and a member of Inamed's management joined the meeting and presented an overview of Inamed, its business, products, management and prospects, and responded to questions posed by the board of directors, after which Mr. Teti and the other member of Inamed's management departed the meeting.

        On February 14, 2005, the Board held a telephonic meeting to discuss the potential merger between Inamed and Medicis. At the meeting, among other things, representatives of KPMG LLP provided a summary of their tax and financial due diligence review and Inamed management reported on the meeting with the Medicis board of directors held on February 13, 2005.

        On February 15 and 16, 2005, the Board held a meeting at the Park Hyatt Hotel in Los Angeles, California. At the meeting, among other things:

  •
  Representatives of KPMG LLP provided an update of their diligence review;

  •
  Representatives of JPMorgan discussed the contents of a draft of the fairness opinion and the proposed merger consideration, and presented certain analyses of Inamed, Medicis and the combined company;

  •
  Mr. Shacknai joined the meeting and presented an overview of Medicis and responded to questions posed by the Board, after which Mr. Shacknai left the meeting;

  •
  Representatives of Morrison & Foerster LLP reviewed with the Board the current draft of the proposed merger agreement and related transaction documents, the proposed disclosure schedules to the merger agreement, Medicis' financing commitment documents from Deutsche Bank and one of its affiliates, and the proposed amendment to Inamed's stockholder rights agreement, and provided a summary of the legal due diligence review of Medicis;

  •
  Representatives of Morrison & Foerster LLP then discussed the board of directors' fiduciary obligations when considering a potential transaction with Medicis and various legal and regulatory issues that could arise in connection with the proposed merger; and

  •
  The Board discussed key issues relating to the transaction, including the management of the combined company and board and board committee composition.

        On February 17, 2005, the Board held a telephonic board meeting to discuss unresolved key issues with regard to the proposed merger, including the receipt of third party waivers and consents prior to execution of the merger agreement.

        On the evening of February 22, 2005, the Board held a telephonic board meeting to discuss the status of the merger agreement. At this meeting, Inamed's Board determined it was not prepared to enter into a transaction due to unresolved issues.

        On February 23, 2005, Medicis sent Inamed a letter informing Inamed that Medicis was terminating discussions regarding a potential business combination between the companies. In response, Mr. Teti sent a letter to Mr. Shacknai confirming the termination of such discussions.

        Between February 23, 2005 and March 15, 2005, certain managers at Medicis and Inamed and their advisors continued to discuss a potential transaction on an informal basis.

        On March 9, 2005, the Board held a telephonic board meeting. During the meeting, the Board authorized Inamed management to resume discussions with Medicis regarding the business combination.

        From March 16, 2005 through March 20, 2005, management of Medicis and Inamed and their advisors had numerous conversations relating to the terms of the potential strategic business combination transaction, including, among other things, the strategic advantages of such a transaction, the relative value and contribution of each company in such a transaction, the status of third party waivers and consents and the composition of the board of directors and management of the combined company. During this period, representatives of both companies also conducted additional due diligence.

        The parties and their advisors had numerous conversations regarding the terms and conditions of the merger agreement from March 16, 2005 through March 20, 2005.

        On March 19, 2005, the Board held a telephonic board meeting to discuss the current proposed draft of the merger agreement. At the meeting, among other things:

  •
  Inamed management and representatives of JPMorgan updated the Board on the terms of the proposed transaction, including new terms providing Inamed with certain termination fees in connection with the proposed dismissal of Inamed's current litigation against Medicis and Q-Med;

  •
  Inamed management reviewed with the Board Medicis' business, financial condition and prospects (including the findings of its advisors) and the potential risks and benefits of the potential business combination with Medicis;

  •
  Representatives of JPMorgan presented an analyses of key transaction terms, discussed certain financial analyses of Inamed, Medicis and the combined company, and provided an oral summary of its fairness opinion; and

  •
  The Board engaged in an extensive discussion of the proposed terms of the business combination and the status of third party waivers and consents.

        On March 20, 2005, the Board held a telephonic board meeting to consider approval of the proposed merger agreement (the "Medicis Merger Agreement") and the merger with Medicis (the "Medicis Merger"). Prior to the meeting, the directors were provided with a substantially final draft of the Medicis Merger Agreement and other documents relating to the proposed Medicis Merger. At the meeting, among other things:

  •
  Representatives of JPMorgan provided an update on discussions with Medicis since March 19, 2005 regarding key transaction terms and delivered its oral fairness opinion, which was subsequently confirmed by a written opinion dated March 20, 2005; and

  •
  Representatives of Morrison & Foerster LLP reviewed legal due diligence related to the period from February 22, 2005 through the present, discussed the Board's fiduciary obligations when considering a business transaction with Medicis, and reviewed key terms of the Medicis Merger Agreement and related transaction documents.

        Following discussion, the Board approved the Medicis Merger Agreement and the transactions contemplated by the Medicis Merger Agreement, and resolved to recommend that the Inamed stockholders vote to adopt the Medicis Merger Agreement and approve the Medicis Merger. All directors were present for the meeting and voted to approve the transaction.

        On March 20, 2005, the Medicis Merger Agreement was executed and delivered on behalf of both companies, and, on March 21, 2005, the parties issued a joint press release announcing the execution of the Medicis Merger Agreement prior to the opening of the New York Stock Exchange and NASDAQ National Market.

        On November 2, 2005, Medicis filed a preliminary Joint Proxy Statement/Prospectus on Form S-4 with the SEC relating to the Medicis Merger Agreement.

        On November 14, 2005, Inamed received a letter containing an unsolicited preliminary non-binding proposal from Allergan to acquire all outstanding shares of Inamed for a per share consideration of $84.00 in cash or 0.8498 of a share of Allergan common stock, at the election of the holder, subject to proration such that the total value of the consideration payable would be $1.45 billion in cash and 17.9 million shares of Allergan. The proposal stated that it was subject to the satisfactory completion of limited due diligence and the execution of a mutually acceptable definitive agreement.

        The full text of the Allergan letter is as follows:

    November 14, 2005

    Mr. Nicholas L. Teti
    Chairman, President and Chief Executive Officer
    Inamed Corporation
    5540 Ekwill Street
    Santa Barbara, CA 93111

    Dear Mr. Teti:

    We are pleased to submit a proposal to acquire Inamed in a transaction that will provide your stockholders substantially greater value than your pending merger with Medicis. We are proposing to acquire all of Inamed's outstanding shares in a transaction providing Inamed stockholders with a per share consideration of $84.00 in cash or 0.8498 of a share of Allergan common stock. We will provide the opportunity for each Inamed stockholder to elect whether to receive the consideration in cash or common stock of Allergan, subject to the limitation that the total value of the consideration payable will be $1.45 billion in cash and 17.9 million shares of Allergan.

    Our proposal is clearly superior to Medicis', both financially and strategically:

    (i)
    It will provide the immediate opportunity for your stockholders to realize substantially greater value for their shares—a 12% premium over the initial Medicis offer and a 16% premium over the currently implied Medicis offer.

    (ii)
    It offers greater certainty of value for Inamed's stockholders as it includes 26% more cash and shares that are more liquid.

    (iii)
    It offers closure at least as fast as or faster than the Medicis transaction.

    (iv)
    Your stockholders will have the opportunity to realize greater long-term value as a result of the truly unique attributes of an Allergan-Inamed combination, which will create a global leader in medical aesthetics, creating value for both companies' stockholders, employees, patients and customers. This transaction also will result in the combination of two strong companies and will afford the opportunity to mutually enhance our skills. We have great respect for Inamed and are confident that we will be able to integrate the two companies to build a stronger, more efficient company. Additionally, employees of both companies will benefit from the greater resources and opportunities that come from being part of a larger organization.

    We are aware that Medicis' proposed merger with Inamed has prompted a lengthy and still-ongoing antitrust investigation by the Federal Trade Commission, which could continue to cause substantial delays in the completion of that transaction. Allergan does not envision any such problems with its proposed acquisition of Inamed. We are confident that there will be no material delay in the transaction we are proposing on account of Federal Trade Commission review. In order to minimize any potential antitrust issues, Allergan will agree to an immediate divestiture of Inamed's license to Reloxin®. And if and to the extent needed, Allergan will seek cooperation from Beaufour Ipsen Ltd. in this regard. Allergan will also cooperate fully with any subsequent licensee of Reloxin® to ensure that the new licensee is able to benefit from studies or other work that Inamed has done in an effort to obtain regulatory approvals from the U.S. Food and Drug Administration or other regulatory agencies. We have been advised by counsel that, in contrast to Inamed's proposed merger with Medicis, an acquisition of Inamed by Allergan, with an agreed upon divestiture of any rights to Reloxin®, should not result in any prolonged investigation by U.S. or foreign antitrust authorities. However, to ensure that all necessary antitrust approvals are obtained as expeditiously as possible, Allergan intends to file its Hart-Scott-Rodino pre-merger notification no later than November 15, 2005, and any additional foreign filings that may be required will be made promptly thereafter.

    Our proposal represents a "Company Superior Proposal" that clearly meets the standards set forth in Section 8.03 of the existing merger agreement. It offers greater value to Inamed stockholders and has greater certainty of completion than the pending merger. We can comfortably fund the cash portion of the consideration through a combination of cash on hand and permanent financing and have sufficient authorized and unissued shares for the acquisition. Further, no vote of Allergan stockholders will be required for the issuance of Allergan's stock in the transaction. As a result, our transaction can be completed in a timely manner with a goal of closing the acquisition in January 2006 and involves no delay in comparison with the proposed merger with Medicis.

    Our proposal is subject to the execution of a mutually acceptable definitive agreement and the satisfactory completion of limited due diligence to confirm (i) that there are no material undisclosed adverse facts or developments concerning Inamed or it products or pipeline (including, but not limited to, material facts regarding the development and regulatory approval process and timeline for Juvéderm® in the United States) that have not been publicly disclosed; and (ii) that neither Inamed's license from Corneal Group for the rights to develop, distribute and market the Juvéderm® dermal fillers nor the "approvable letter" from the Food and Drug Administration announced September 21, 2005 for certain breast implants (nor any correspondence relating thereto) contain any terms and conditions not publicly disclosed that would materially adversely affect the value of Inamed's acquisition to Allergan and its stockholders. We, our legal advisor, Gibson, Dunn & Crutcher, and our financial advisor, Morgan Stanley, are ready to proceed with the due diligence review immediately, and Allergan's executed confidentiality agreement is enclosed herewith. We are prepared to enter into a merger agreement consistent with the terms set forth herein and otherwise substantially the same as your existing merger agreement with Medicis. Of course, we are prepared to afford you and your representatives access to non-public information concerning Allergan for the purpose of your due diligence review.

    The Allergan Board supports the combination of our companies. We trust you and Inamed's other directors will respond immediately and positively to our proposal. We look forward to working with you to achieve what will be a compelling transaction for the stockholders, customers, partners and employees of our two companies.

    Very truly yours,

    /s/ David E.I. Pyott
    David E.I. Pyott
     Chairman of the Board, President and
    Chief Executive Officer

    cc:        Board of Directors
                 Inamed Corporation

        On November 15, 2005, Allergan issued a press release announcing its proposal, which attached a copy of the above letter.

        At a special meeting of the Board on November 15, 2005, after conferring with Inamed's legal and financial advisors, the Board determined that the Allergan proposal was reasonably likely to result in a "Company Superior Proposal" as that term is used in the Medicis Merger Agreement, and directed Inamed's management to evaluate the Allergan proposal.

        Inamed also sent a letter to Medicis informing them of Inamed's receipt of Allergan's offer. In response, Medicis' counsel sent a letter to Inamed's counsel reiterating Medicis' commitment to the Medicis Merger and advising Inamed that Medicis reserves all of its rights under the Medicis Merger Agreement and would seek appropriate remedies in the event of a breach of the Medicis Merger Agreement.

        On November 16, 2005, Inamed issued a press release announcing its receipt of the Allergan letter and attaching a copy of the letter, and announcing the Board's determination at its November 15, 2005 meeting. Inamed also filed with the SEC the 2005 Proxy Statement with respect to Inamed's annual meeting of stockholders scheduled for December 19, 2005.

        On November 16, 2005, Medicis filed the definitive Joint Proxy Statement/Prospectus on Form S-4 and the registration statement with respect to the Medicis Merger was declared effective by the SEC. On November 17, 2005, Medicis and Inamed commenced the mailing of the Joint Proxy Statement/Prospectus to their respective stockholders. The Joint Proxy Statement/Prospectus stated that the Inamed and Medicis special meetings of their respective stockholders to vote on the Medicis Merger Agreement would each be held on December 19, 2005, and that the record date for determining Inamed stockholders entitled to vote at the Inamed special meeting was November 15, 2005.

        Following the execution of a mutual confidentiality agreement between Allergan and Inamed dated November 16, 2005, a meeting was held November 18, 2005 between representatives of the two companies to discuss the proposed transaction and procedures for the exchange of non-public information for due diligence purposes. The two companies began making arrangements for the exchange of information promptly thereafter.

        On November 21, 2005, Allergan filed with the SEC the Schedule TO and the Registration Statement, including the Prospectus, and formally commenced the Offer. Also on November 21, 2005, Inamed made certain non-public information available to Allergan. Medicis gave notice to Inamed requesting that it recommend to Inamed stockholders that they reject the Offer, and filed a press release regarding that notice on November 22, 2005.

        On November 22, 2005, Inamed notified Medicis that, notwithstanding Medicis' failure to avail itself of Inamed's obligation to enter into good faith negotiations with Medicis to develop a proposal that would compare favorably with the Allergan proposal, Inamed would consider any proposal presented by Medicis. On November 30 and December 2, 2005, representatives of JPMorgan contacted Medicis' financial advisor to request that Medicis engage in negotiations regarding Medicis' ability and willingness to make a proposal competitive with Allergan's, but on both occasions Medicis' financial advisor indicated that Medicis had no intention of proposing any revision to the existing terms set forth in the Medicis Merger Agreement.

        On November 23, 2005, the Board held a telephonic meeting with Inamed's management and their financial and legal advisors. During the meeting, among other things, the Board discussed the terms of the Offer, as contained in the Prospectus, and compared the terms to those of the Medicis Merger Agreement. Inamed's management, financial advisors and legal advisors also reported on the status of the diligence review and other discussions between Inamed and Allergan with respect to the key terms of the proposed business combination. The Board also discussed, in consultation with JPMorgan, the potential valuations of each of Inamed, Allergan and Medicis in the context of the possible competing business combinations.

        On November 24, 2005, counsel to Allergan delivered a draft of a proposed form of the Allergan Merger Agreement. Between November 24, 2005 and December 6, 2005, Allergan and Inamed and their respective advisors negotiated the terms of Allergan Merger Agreement and of the Offer, including the price to be paid for the Shares and the terms and conditions of the proposed Allergan Merger Agreement. During that period, in order to avoid possible claims under the Medicis Merger Agreement, Inamed continued to deliver to Medicis copies of Allergan's drafts of the Allergan Merger Agreement.

        Between November 24, 2005 and December 6, 2005, the financial and legal advisers to the Board, at the direction of the Board, engaged in a number of discussions and negotiations relating to the amount of the Offer Price and the other terms of the Offer. Specifically, the Company's financial adviser communicated to Allergan that the Offer Price would have to be increased above the then current $84 price per share in cash or $0.8498 of a share of Allergan common stock in order to facilitate a conclusion by the Board that the Offer was superior to the Medicis Merger Agreement price and terms. Notwithstanding such ongoing communications, Allergan refused to increase the Offer Price.

        On December 3, 2005 Inamed's financial and legal advisors communicated Inamed's management's desire to obtain an irrevocable offer letter that would obligate Allergan to enter into the Allergan Merger Agreement in the event the Medicis Merger Agreement was terminated.

        On December 4, 2005 the Board held a telephonic meeting with the Company's management and financial and legal advisors to discuss its response to the Offer. At the meeting, among other things:

  •
  The Board discussed the adequacy of the consideration offered by Allergan in the Offer, including receiving updates from Inamed management and Inamed's legal and financial advisors on their numerous attempts to negotiate an increase in the value of the Offer with Allergan and from Inamed's financial advisors as to their contacts with Medicis' financial advisor;

  •
  The Board reviewed, with the assistance and input of Inamed management and Inamed's legal and financial advisors, the terms of the Medicis Merger Agreement, including the no solicitation provisions, the change of recommendation provisions, the provisions relating to the requirement to hold an Inamed stockholders meeting even if the Board were to change its recommendation, the termination provisions and the provisions relating to the payment of termination fees to Medicis;

  •
  Representatives of Morrison & Foerster LLP discussed the Board's fiduciary obligations when considering a competing proposal such as that received from Allergan;

  •
  Representatives of JPMorgan (i) discussed the status of negotiations of the financial terms of the Offer, (ii) provided an analysis of the risks and benefits of attempting to secure a higher value for the Offer in light of the terms of the Medicis Merger Agreement, particularly the $90 million termination fee payable to Medicis in certain instances, and (iii) provided financial analyses of Inamed, Medicis and Allergan and the proposed respective business combinations; and

  •
  Inamed's management and advisors discussed with the Board various key issues, including the status of the diligence review of Allergan, the strategic issues related to the combination of Inamed's and Allergan's facial aesthetics businesses, the status of the antitrust and other regulatory issues arising out of the Medicis Merger and the antitrust and other regulatory issues that might arise in connection with the Offer.

        At the meeting of the Board on December 4, 2005, the Board determined that the Offer Price would be acceptable to the Board if Allergan were to agree to provide the Company with an Allergan Merger Agreement executed by Allergan accompanied by an irrevocable letter permitting Inamed to accept the Offer at any time through an agreed upon date. The Board directed Inamed's management and legal and financial advisors to negotiate with Allergan to secure the executed Allergan Merger Agreement and irrevocable offer letter on terms acceptable to Inamed. The Board agreed to reconvene early in the morning on December 5, 2005 to receive an update on the negotiations. Immediately following the December 4, 2005 Board meeting, Inamed's legal and financial advisors continued negotiations with Allergan's legal and financial advisors in an attempt to secure the executed Allergan Merger Agreement and an irrevocable offer letter, each on terms acceptable to Inamed. These negotiations continued throughout the evening of December 4, 2005 and into the morning of December 5, 2005.

        In the early morning of December 5, 2005, Allergan presented the Company with a revised draft Allergan Merger Agreement accompanied by a draft irrevocable offer letter. On December 5, 2005, the Board reconvened its meeting with the Company's management and legal and financial advisors to discuss the results of the negotiations with Allergan. In light of the open issues in the Allergan Merger Agreement and the irrevocable offer letter as well as the impending deadline for the initial filing of this Statement on December 5, 2005, the Board determined that it must recommend that the Company's stockholders reject the Offer at that time, but instructed Inamed's management and financial and legal advisors to continue to negotiate the terms and conditions of the Allergan Merger Agreement and irrevocable offer letter.

        In the afternoon of December 5, 2005 the Company filed its original Statement in response to the Offer. In the Statement, the Board recommended that Inamed stockholders reject the Offer and not tender their shares in the Offer at that time. Continuing throughout the day of December 5, 2005, Inamed's management and financial and legal advisors continued to negotiate the terms and conditions of the Allergan Merger Agreement and irrevocable offer letter. Later in the afternoon of December 5, 2005, the Board reconvened the earlier Board meeting with management and its legal advisors to discuss the outstanding issues. Representatives of JPMorgan participated in portions of the meeting. At the meeting, the Board evaluated its outstanding recommendation to stockholders that they vote their Shares in favor of the merger with the Medicis and determined that it would be a violation of the Board's fiduciary duties to stockholders to leave that recommendation unchanged in light of the superiority of the Offer. The Board instructed management to notify Medicis of the Board's determination that the Offer constituted or was reasonably likely to result in a Company Superior Proposal and that the Board would have the right to recommend the Offer in compliance with the terms of the Medicis Merger Agreement as of December 12, 2005. Following this meeting, after resolution of outstanding issues, management and the advisors concluded their negotiations with Allergan.

        During the evening of December 5, 2005, Inamed received a letter from Medicis and its legal counsel informing Inamed that, among other things, Medicis believed that certain of the actions taken by Inamed as reflected in the Statement filed on December 5, 2005 constituted material breaches of the Medicis Merger Agreement giving Medicis the right to terminate the Medicis Merger Agreement and demand payment of the termination fees payable under the Medicis Merger Agreement. On December 6, 2005, Inamed's legal counsel responded to this letter disputing Medicis' assertions regarding Inamed's compliance with the Medicis Merger Agreement.

        Early in the morning of December 6, 2005, Allergan presented the Company with an executed Allergan Merger Agreement that reflected the terms and conditions negotiated with Inamed's management and legal and financial advisors. Allergan delivered the executed Allergan Merger Agreement under cover of an irrevocable offer letter, a copy of which is attached hereto as Exhibit (a)(5)(E). Pursuant to the irrevocable offer letter, Allergan was obligated to enter into the Allergan Merger Agreement upon Inamed's acceptance of Allergan's offer. The irrevocable offer was conditioned upon Allergan being satisfied (i) with the results of its limited due diligence investigation of Juvederm®, and (ii) that there are no material facts or circumstances contained in the Inamed schedules to the Allergan Merger Agreement that have not been previously disclosed. The irrevocable offer letter was set to expire on December 31, 2005, provided that the failure of Inamed to take certain actions could cause the irrevocable offer letter to expire earlier.

        Early on December 6, 2005, the Board reconvened its meeting with the Company's management and legal and financial advisors to discuss the results of the negotiations with Allergan. Inamed's management and legal and financial advisors reported that they had obtained a definitive merger agreement executed by Allergan, accompanied by an irrevocable offer letter, that Inamed could accept at any time through December 31, 2005, subject to the conditions specified in that letter. At the meeting, the Company's management and its legal and financial advisers discussed with the Board the legal and financial terms of the Allergan Merger Agreement, including the conditions thereto, the regulatory, tax, and antitrust aspects of the Allergan Merger Agreement and the Medicis Merger, both on their own merits and in comparison to each other, the terms of the agreement with Medicis, including the termination and termination fee provisions of the Medicis Merger Agreement, and the Board's fiduciary obligations to the Company's stockholders. JPMorgan updated its presentation on the financial aspects of the Offer and Allergan Merger Agreement and delivered its oral opinion (subsequently confirmed in writing) that the consideration to be received by the Company's stockholders under the Offer and Allergan Merger Agreement is fair from a financial point of view. The full text of JPMorgan's opinion dated December 6, 2005 is attached as Annex A to this statement and is incorporated by reference herein.

        Following discussion, the Board unanimously determined that the Offer and the Allergan Merger Agreement were fair to the Company's stockholders. The Board also determined that the Offer was a Company Superior Proposal as defined in the Medicis Merger Agreement. However, because the terms of the Allergan Merger Agreement were materially different from the terms reflected in the Offer at that time, the Board determined to remain neutral and make no recommendation with respect to the Offer.

        Following the Board meeting early on December 6, 2005, Inamed issued a press release announcing that the Board had determined that the terms of the Offer and Allergan Merger Agreement were fair to the Company's stockholders and constituted a Company Superior Proposal when compared to the Medicis Merger Agreement. In the press release, Inamed also announced that it was remaining neutral and not making any recommendation with respect to the Offer at that time. A copy of the press release is attached as Exhibit (a)(2)(A) to this statement.

        Following the publication of Amendment No. 1 to this Statement on December 6, 2005, Inamed provided Medicis a supplemental notice of the Board's determination that the Offer constituted or was reasonably likely to result in a Company Superior Proposal and reaffirmed that the Board would have the right to recommend the Offer. On December 12, 2005, Allergan filed amendments to the Schedule TO and the Registration Statement (including the Prospectus) describing revised terms and conditions of the Offer as set forth in the negotiated Allergan Merger Agreement and stating that, if the Company and Allergan entered into the Allergan Merger Agreement, Allergan would promptly amend the terms and conditions of the Offer to conform to those in the Allergan Merger Agreement.

        From December 8, 2005 through December 12, 2005, the Company and Medicis negotiated the terms of a merger termination agreement (the "Termination Agreement") pursuant to which the Medicis Merger Agreement would be terminated effective immediately upon the parties' execution of the Termination Agreement and Medicis' receipt from the Company of a $90,000,000 termination fee and an additional $481,985 in expense reimbursement fees (collectively, the "Termination Fees"), and the parties would grant each other a mutual release of claims. On December 12, 2005, the Board met with management and its legal and financial advisors to consider the Termination Agreement and, following discussion, the Board approved the Termination Agreement. On December 13, 2005, the Company and Medicis entered into the Termination Agreement and the Company paid the Termination Fees in full. As a result, the Medicis Merger Agreement was terminated in its entirety on December 13, 2005. The Termination Agreement is filed as Exhibit (a)(5)(F) and is incorporated herein by this reference.

        On December 13, 2005, the Company issued a press release announcing that the Company and Medicis had mutually terminated the Medicis Merger Agreement. In connection with the termination of the Medicis Merger Agreement, the Company cancelled its special meeting of stockholders scheduled for December 19, 2005 to, among other things, consider the adoption of the Medicis Merger Agreement. A copy of the press release is attached hereto as Exhibit (a)(2)(B).

        On December 13, 2005, the Board held a telephonic meeting with its legal and financial advisors to reconsider its neutral position towards the Offer in light of the termination of the Medicis Merger Agreement and the conditions of the irrevocable offer letter. Following discussion, the Board determined that the Offer and the Allergan Merger Agreement are advisable, fair to and in the best interests of the Company's stockholders and resolved to recommend that the Company's stockholders tender their shares to Allergan pursuant to the Offer upon the Company's execution of the Allergan Merger Agreement and Allergan's revision of the Offer to reflect the terms of the Allergan Merger Agreement. The Board also instructed management to take appropriate measures to satisfy the conditions specified in the irrevocable offer letter so as to ensure the continued effectiveness of the irrevocable offer letter, including the provision of disclosure schedules and information relating to Juvederm® to Allergan within the time frames specified in the irrevocable offer letter.

        At a meeting of the Board on December 14, 2005, representatives of JPMorgan updated its presentation on the financial aspects of the Offer and the Allergan Merger Agreement and delivered its oral opinion, (subsequently confirmed in writing) that the consideration to be received by the Company's stockholders under the Offer and the Allergan Merger Agreement is fair to those stockholders from a financial point of view. The Company's legal advisors also attended the Board's meeting. After further discussion regarding the Offer and the requirements of the irrevocable offer letter, the Board unanimously approved the Allergan Merger Agreement. Inamed issued a press release announcing the approval on December 15, 2005. All directors were present and voted in favor of approval of the Allergan Merger Agreement. A copy of the press release is attached hereto as Exhibit (a)(2)(C).

        On December 16, 2005, Allergan announced that it had extended the expiration date of the Offer until 5:00 p.m. Eastern Time on Monday, January 9, 2006, and amended the Schedule TO in December 19, 2005 to reflect such extension. The Offer previously was scheduled to expire at 12:00 midnight, Eastern Time, on Tuesday, December 20, 2005. Allergan also disclosed that approximately 1,147,000 Shares, or 3.2% of Inamed's outstanding common stock, were tendered pursuant to the Offer as of the close of business on December 16, 2005.

        On December 19, 2005, the Board held a telephonic meeting with management and its legal and financial advisors at which it received reports on the status of the Juvederm® review and negotiations on the disclosure schedules. At the meeting, after hearing the reports and consulting with its financial advisor regarding the absence of intervening events that may have adversely affected the fairness from a financial point of view of the Offer Price to the Inamed stockholders and further discussing the Offer, the Board determined that no change would be made to its prior approval of the Allergan Merger Agreement and the Offer and directed Inamed's management to countersign and deliver the Allergan Merger Agreement upon receipt of notice from Allergan that Allergan was satisfied with its limited due diligence investigation of Juvederm® and Inamed's definitive disclosure schedules to the Allergan Merger Agreement.

        On December 20, 2005, Inamed received notice from Allergan that Allergan was satisfied with its limited due diligence investigation of Juvederm® and Inamed's definitive disclosure schedules to the Allergan Merger Agreement. Following receipt of this notice, Inamed executed the Allergan Merger Agreement, and the Allergan Merger Agreement became effective. Allergan and Inamed issued a joint press release announcing the execution of the Allergan Merger Agreement on December 20, 2005. A copy of the press release is attached hereto as Exhibit(a)(2)(D).

        Effective December 20, 2005, Inamed amended its Amended and Restated Rights Agreement dated as of November 16, 1999, as amended, so that its provisions would not apply to the Offer, the Allergan Merger Agreement or the Allergan Merger.

        On December 21, 2005, Allergan amended the terms of the Offer to reflect the terms and conditions of the Allergan Merger Agreement. The Offer, as so amended, is the subject of the Board's recommendation described in this Statement.

(b) Reasons for Recommendation.

        In reaching its determinations (1) to recommend that the Company's stockholders tender their shares to Allergan pursuant to the Offer and (2) that the Offer and Allergan Merger Agreement are advisable, fair to and in the best interests of the Inamed stockholders, the Board considered a number of factors, including:

        Consideration to be Received in the Offer.    The Board considered the following factors related to the consideration to be received by the Company's stockholders pursuant to the Offer:

  •
  the fact that the value of the Offer Price, based on the Cash Consideration and, with respect to the Parent Stock Consideration, the then-current market price for Allergan common stock, provides an opportunity for Inamed stockholders to receive a premium over the trading value of Inamed common stock on November 14, 2005, the last trading day before the public announcement of the Offer, and also over the average trading value of Inamed common stock in periods preceding that date;

  •
  the fact that Inamed stockholders may elect (subject to prorating) to receive a portion of the Offer Price in stock, which provides them with an opportunity to participate in the potential growth of the combined company following the consummation of the Offer as stockholders of Allergan;

  •
  the fact that Inamed stockholders may elect (subject to prorating) to receive a portion of the Offer Price in cash, which provides them with a measure of certainty of value despite stock market or industry volatility compared to a transaction in which they would receive all stock or other non-cash consideration;

  •
  the opinion of JPMorgan dated as of December 14, 2005 that, as of December 14, 2005, and based upon and subject to the considerations described in the opinion and based on such other matters as JPMorgan considered relevant, the consideration to be received by the Inamed stockholders pursuant to the Offer and the proposed Allergan Merger was fair from a financial point of view to the Inamed stockholders. The full text of JP Morgan's opinion, setting forth the assumptions made, the procedures followed, the matters considered and the limitations on the review undertaken by JPMorgan is attached as Annex B to this Statement and is incorporated by reference herein. Company stockholders are encouraged to read the JPMorgan opinion in its entirety;

  •
  the fact that Allergan has a much larger public float than Inamed, which could provide greater liquidity for Inamed stockholders and could result in a less volatile stock price, and that Allergan's credit is investment grade; and

  •
  the fact the Offer provides for a prompt tender offer to be followed as soon as practicable by the Allergan Merger for the same per share consideration, thereby enabling the Company's stockholders to obtain the benefits of the transaction at the earliest possible time.

        Greater Product Portfolio and Diversification of Revenues.    The Board considered that the combination of Allergan's and Inamed's revenue generating products would help create a more diversified product portfolio and revenue base, and enhance the combined company's position with the potential benefits of increased size, product base, product pipeline, sales forces and employees. The Board concluded that the combination of Allergan and Inamed would strengthen the combined company's product base by, for example, combining the two companies' respective facial aesthetics product lines and diversifying Inamed away from breast implant products and the risks associated with dependence upon these products for a majority of Inamed's revenues.

        Operating Efficiencies and Synergies.    The Board reviewed the potential strategic and other benefits of the proposed Allergan Merger, including the complementary nature of the businesses of Allergan and Inamed and the opportunity for potential economies of scale, cost savings and other synergies. The Board noted in particular the synergies that the combination would produce with respect to the combined sales forces of Allergan and Inamed in the facial aesthetics markets.

        Positioned for Long-Term Growth.    The Board considered that the proposed Allergan Merger could improve Inamed's prospects for long-term growth by creating a larger company with increased revenue and improved future earnings by, for example:

  •
  Maximizing Product Development Potential. The Board considered that Allergan's substantially greater resources and revenues will help maximize the potential and advance the development of Inamed's pipeline of products.

  •
  Enhancing Research and Development. The Board considered that the combined company will have greater technical expertise and financial resources to devote to research and development, consistent with each party's focus on building stockholder value by pursuing technological leadership through continuous innovation.

  •
  Increased Product Sales Opportunities. The Board considered that the combined company will be a global, more diversified company that will be able to take advantage of a larger sales force and previously unavailable cross-selling opportunities among the expanded customer base.

  •
  Information Regarding the Businesses of the Companies. The Board considered historical and current information about Allergan's and Inamed's businesses, prospects, financial performance and condition, operations, management and competitive position, management's knowledge of the industry and conditions in the industry in general, all of which led the Board to believe that a combined entity with its greater financial resources may have greater potential and advantages than Inamed would have as a stand-alone entity.

  •
  Information Regarding Comparable Transactions. The Board reviewed and considered summary information provided by JPMorgan regarding comparable merger transactions and the trading performance of stock in comparable companies in the industry.

        Terms of the Proposed Allergan Merger Agreement.    The Board, with the assistance of counsel, considered the general terms of the proposed Allergan Merger Agreement, including:

  •
  No Solicitation; Termination Fee. The Board considered the provisions of the proposed Allergan Merger Agreement that limit the ability of Inamed to solicit other acquisition offers and require Inamed to pay a termination fee to Allergan under specified circumstances, including the right of the Board to respond to, evaluate and negotiate certain other business combination proposals. The Board believed that these provisions were reasonable under the circumstances and would not preclude Inamed from considering bona fide alternative proposals.

  •
  Conditions to Consummation. The Board reviewed the conditions to consummation of the Offer, in particular the likelihood of obtaining the necessary regulatory approvals and stockholder approvals, and the likelihood that the Offer would be consummated. In particular, the Board considered the fact that the termination agreement between Inamed and Ipsen Ltd. ("Ipsen") with respect to Inamed's rights to Reloxin® was likely to reduce the obstacles to satisfying the conditions to closing.

  •
  Tax Treatment. The Board also considered the expected qualification of the Offer and the proposed Allergan Merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code resulting in the common stock portion of the Offer Price being received by Inamed stockholders without having to recognize gain at the time for federal income tax purposes.

  •
  Financing. The Board noted that Allergan has represented in the Allergan Merger Agreement that it has or will have sufficient financing necessary to pay the cash portion of the Offer Price.

  •
  Arm's-Length Negotiation. The Board considered that the Offer and the terms of the proposed Allergan Merger Agreement were the product of arm's-length negotiations between Inamed and its advisors, on the one hand, and Allergan and its advisors, on the other, which the Board believed would help ensure that the transaction is fair to the Inamed stockholders.

        The Board also considered potentially negative factors in its deliberations regarding the Offer, including:

  •
  Conditions to Offer. The Board considered there is the possibility that the Offer would not be consummated or would be significantly delayed because of the failure to satisfy any of the conditions to the Offer. The failure to consummate the Offer would likely have an adverse impact on Inamed's stock price.

  •
  Conflicts of Interest. The Board considered the fact that certain officers and directors of the Company have interests in the Offer and in the proposed Allergan Merger that may conflict with the interests of the Company and its stockholders. These conflicts of interest are described elsewhere in this Statement. See Item 3: Past Contacts, Transactions, Negotiations and Agreements.

  •
  Regulatory Risks. The Board considered the risk that in order to obtain approvals from the various antitrust regulatory authorities, Inamed and/or Allergan may have to agree to divest or license certain assets, including the possibility that Allergan may be required to divest more than the Reloxin® Assets.

        The Board concluded, however, that these potentially negative factors could be managed or mitigated by Inamed or were unlikely to have a material impact on the Offer or Inamed, and that, overall, the potentially negative factors associated with the Offer were outweighed by the potential benefits of the Offer.

        The Board reserves the right to revise the recommendation in the event of changed circumstances, if any. Any such change in the recommendation of the Board will be communicated to stockholders as promptly as practicable in the event such determination is reached.

        The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Allergan Merger and the Allergan Merger Agreement, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors. After weighing all of these considerations, the Board, by unanimous vote of all the directors, determined that the terms and conditions of the Allergan Merger Agreement and the Offer are fair to, advisable and in the best interests of the Company and its stockholders.

        Opinion of Financial Advisor to the Company.    Pursuant to an engagement letter dated November 17, 2004, as amended November 28, 2005 (together, the "JPMorgan Engagement Letter"), Inamed retained JPMorgan as its exclusive financial advisor in connection with the Offer and the Allergan Merger.

        At the meeting of the Board on December 4, 2005, representatives of JPMorgan presented an analysis of key terms of the Offer compared to the terms of the Medicis Merger as well as certain financial analyses of Inamed, Allergan and Medicis, and provided an oral summary of the analyses that would underlie its fairness opinion, if and when requested to be delivered by the Board. On December 6, 2005, JPMorgan rendered its oral opinion, subsequently confirmed in writing, to the Board that, as of such date and based upon and subject to the factors and assumptions set forth in JPMorgan's opinion, the consideration to be received by the holders of Inamed common stock in the Offer and the proposed Allergan Merger was fair, from a financial point of view, to such holders. At the Board meeting on December 14, 2005, representatives of JPMorgan rendered its updated oral opinion, subsequently confirmed in writing, to the Board that, as of December 14, 2005 and based upon and subject to the factors and assumptions set forth in JPMorgan's opinion dated as of December 14, 2005, the consideration to be received by the holders of Inamed's common stock in the Offer and the proposed Allergan Merger was fair, from a financial point of view, to such holders. No limitations were imposed by the Board upon JPMorgan with respect to the investigations made or procedures followed by it in rendering its opinion.

        The full text of the written opinion of JPMorgan dated December 14, 2005, which sets forth the assumptions made, procedures followed, matters considered and limits on the review undertaken in connection with the opinion, is attached as Annex B and is incorporated herein by reference. Inamed stockholders are urged to read the opinion in its entirety. JPMorgan's written opinion, addressed to the Board, is directed only to the consideration to be received pursuant to the Offer and the proposed Allergan Merger and does not constitute a recommendation to any Inamed stockholder as to whether such stockholder should tender his or her shares or how such stockholder should vote his or her shares with respect to the proposed Allergan Merger Agreement and the proposed Allergan Merger. The summary of the opinion of JPMorgan set forth in this Statement is qualified in its entirety by reference to the full text of such opinion.

        In arriving at its opinion, JPMorgan, among other things:

  •
  reviewed a draft of the proposed Allergan Merger Agreement dated December 14, 2005;

  •
  reviewed certain publicly available business and financial information concerning Allergan and Inamed and the industries in which they operate;

  •
  compared the proposed financial terms of the Offer and the proposed Allergan Merger with the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant and the consideration received for such companies;

  •
  compared the financial and operating performance of Allergan and Inamed with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of Inamed common stock and Allergan common stock and certain publicly traded securities of such other companies;

  •
  reviewed certain internal financial analyses and forecasts prepared by the managements of Allergan and Inamed relating to their respective businesses, including (x) analyses and forecasts prepared by the management of Inamed that take into account the possibility that the FDA may not approve any or all of Inamed's new silicone breast products and Reloxin® products and (y) analyses and forecasts prepared by the management of Inamed that assume that the FDA approves all of these new products;

  •
  reviewed estimates prepared by the managements of Allergan and Inamed of the amount and timing of the cost savings and related expenses and synergies expected to result from the Offer, the proposed Allergan Merger and other transactions contemplated by the proposed Allergan Merger Agreement (collectively, the "transaction"); and

  •
  performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of this opinion.

        In addition, JPMorgan held discussions with members of the management of Allergan and Inamed with respect to certain aspects of the transaction, and the past and current business operations of Allergan and Inamed, the financial condition and future prospects and operations of Allergan and Inamed, the effects of the transaction on the financial condition and future prospects of Allergan and Inamed, and certain other matters JPMorgan believed necessary or appropriate to its inquiry, including the risks associated with the FDA approval process for new products.

        In giving its opinion, JPMorgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with it by Allergan and Inamed or otherwise reviewed by or for JPMorgan. JPMorgan did not conduct any valuation or appraisal of any assets or liabilities and was not provided any such valuations or appraisals, nor did JPMorgan evaluate the solvency of Allergan or Inamed under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it, including the expected cost savings and related expenses and synergies referred to above, JPMorgan assumed that they were reasonably prepared based on assumptions reflecting the best then currently available estimates and judgments by management as to the expected future results of operations and financial condition of Allergan and Inamed to which such analyses or forecasts relate. JPMorgan has expressed no view as to such analyses or forecasts, including such estimated cost savings, related expenses and synergies as described above, or the assumptions on which they were based. JPMorgan also assumed that the transaction will qualify as a tax-free reorganization for United States federal income tax purposes and that the other transactions contemplated by the proposed Allergan Merger Agreement will be consummated as described in such agreement. JPMorgan also assumed that the definitive Allergan Merger Agreement will not differ in any material respects from the draft thereof furnished to it. JPMorgan relied as to all legal matters relevant to rendering its opinion upon the advice of counsel. JPMorgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transaction would be obtained without any adverse effect on Allergan or Inamed or on the contemplated benefits of the transaction.

        The projections furnished to JPMorgan for Allergan and Inamed were prepared by the respective managements of each company. Neither Inamed nor Allergan publicly discloses internal management projections of the type provided to JPMorgan in connection with JPMorgan's analysis of the merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

        JPMorgan's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the date of such opinion. It should be understood that subsequent developments may affect JPMorgan's opinion and that JPMorgan does not have any obligation to update, revise, or reaffirm its opinion. JPMorgan's opinion is limited to the fairness, from a financial point of view, to the holders of shares of Inamed common stock of the consideration to be received by such holders in the proposed Offer and the proposed Allergan Merger and JPMorgan expressed no opinion as to the fairness of the Offer or the proposed Allergan Merger to, or any consideration of, the holders of any other class of securities, creditors or other constituencies of Inamed or the underlying decision by Inamed to engage in the transaction. JPMorgan expressed no opinion as to the price at which Allergan common stock or Inamed common stock would trade at any time after the date of its opinion.

        JPMorgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of Inamed or any other alternative transaction other than transactions contemplated by the Medicis Merger Agreement. Consequently, JPMorgan assumed that the terms of the transaction are the most beneficial terms from Inamed's perspective that could under the circumstances be negotiated among the parties to such transactions, and JPMorgan expressed no opinion as to whether any alternative transaction might produce consideration for Inamed stockholders in an amount in excess of that contemplated in the transaction.

        In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by JPMorgan in connection with providing its opinion.

  Stock Trading Analysis

        JPMorgan reviewed Inamed's closing stock prices for the 12-month period ending December 2, 2005. JPMorgan observed that the range of closing prices for Inamed stock was $58 to $84 over such period. JPMorgan also noted that in the 12-month period prior to Allergan's November 15, 2005 announcement the range of closing prices for Inamed stock was $45 to $72. Further JPMorgan observed that since the announcement of the Medicis transaction the range of closing prices for Inamed stock was $60 to $84. Finally, JPMorgan notes that the range of closing prices for Inamed stock since the Allergan November 15, 2005 announcement was $74 to $84. JPMorgan also reviewed Allergan closing stock prices for the 12-month period ending December 4, 2005. JPMorgan observed that the range of closing prices for Allergan stock was $69 to $101 over such period.

  Historical Exchange Ratio

        JPMorgan analyzed the historical trading price of Allergan common stock relative to Inamed common stock based on closing prices during the 12 months period prior to November 15, 2005 and calculated the historical exchange ratios during this period implied by dividing the daily closing prices per share of Inamed common stock by those of Allergan common stock and the average of those historical trading ratios for the 1-week, 1-month, 3-month, 6-month, 12-month and 24-month periods ended on November 15, 2005 as well as the high and low trading ratio during such period. JPMorgan also calculated the exchange ratio implied by dividing the closing price per share of Inamed common stock by that of Allergan common stock on December 2, 2005 and by multiplying the value of the 100% stock merger consideration election of 0.8498 Allergan shares per Inamed share by the closing price of Allergan common stock on December 2, 2005.

        This analysis implied the following exchange ratios:

Implied Exchange Ratio
Proposed transaction	0.8498x
Market as of December 2, 2005	0.8388x
Prior to Allergan announcement
1-week average	0.7486x
1-month average	0.7860x
3-month average	0.7996x
6-month average	0.7941x
12-month average	0.8230x
24-month average	0.7408x
12-month high	1.0157x
12-month low	0.6875x

  Equity Analysts Price Targets

        JPMorgan reviewed publicly available price targets published by various firms that conduct independent research on Inamed in order to compare the implied offer price as of December 2, 2005, the last trading day prior to the date of JPMorgan's opinion, to research analyst valuations of Inamed. Analyst price targets ranged from $77 to $95, while the value of the merger consideration, based on Allergan closing price as of December 2, 2005, was $84.73 and the closing price of Inamed was $84.22 as of December 2, 2005.

        JPMorgan also reviewed publicly available price targets published by various firms that publish independent research on Allergan in order to compare the current trading price as of December 2, 2005, the last trading day prior to the date of JPMorgan's opinion, to research analyst valuations of Allergan. Analyst price targets ranged from $101 to $105, while the closing price for Allergan on December 2, 2005 was $100.40.

  Selected Companies Analysis

        Using publicly available information, JPMorgan compared selected financial data of Inamed with similar data for the following selected publicly traded specialty pharmaceutical and medical device companies:

  Large-Cap Medical Device Companies

  •
  Medtronic, Inc.

  •
  CR Bard, Inc.

  •
  Boston Scientific Corporation

  Mid-Cap Medical Device Companies

  •
  American Medical Systems

  •
  Arthrocare Corporation

  •
  Integra Lifesciences Holding Corporation

  •
  Mentor Corporation

  Specialty Pharmaceutical

  •
  Alcon, Inc.

  •
  Allergan

  •
  Medicis

  •
  Endo Pharmaceuticals

  •
  Cephalon, Inc.

  •
  Shire Pharmaceuticals

  •
  Biovail Corporation

  •
  Forest Labs

  •
  King Pharmaceuticals

        For each company, JPMorgan used estimates of calendar year 2006 results published in publicly available equity analyst research reports. For Inamed, JPMorgan used estimates of calendar year 2006 results provided by Inamed management. JPMorgan reviewed firm or enterprise values as a multiple of estimated calendar year 2006 earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, and JPMorgan reviewed calendar year 2006 price earnings multiples based on consensus earnings per share estimates from available research reports. JPMorgan then applied a range of selected multiples of estimated 2006 EBITDA derived from this analysis to corresponding financial data of Inamed in order to derive an implied per share equity reference range for Inamed. This analysis indicated an approximate implied per share equity reference range for Inamed of $58 to $79.

        It should be noted that no company utilized in the analysis above is identical to Inamed.

        Using publicly available information, JPMorgan also compared selected financial data of Allergan with similar data for the following selected publicly traded companies:

  •
  Alcon, Inc.

  •
  Inamed

  •
  Endo Pharmaceuticals

  •
  Cephalon, Inc.

  •
  Shire Pharmaceuticals

  •
  Biovail Corporation

  •
  Medicis

  •
  Forest Labs

  •
  King Pharmaceuticals

        For each company, JPMorgan used estimates of calendar year 2006 results published in publicly available equity analyst research reports. For Allergan, JPMorgan used estimates of calendar year 2006 results. JPMorgan reviewed firm values as a multiple of estimated calendar year 2006 EBITDA. JPMorgan also reviewed calendar year 2006 price earnings multiples based on consensus earnings per share estimates from available research reports. JPMorgan then applied a range of selected multiples of estimated 2006 EBITDA derived from this analysis to corresponding financial data of Allergan in order to derive an implied per share equity reference range for Allergan. This analysis indicated an approximate implied per share equity reference range for Allergan of $82 to $109.

        It should be noted that no company utilized in the analysis above is identical to Allergan.

        JPMorgan calculated the exchange ratio implied by the reference ranges calculated for Allergan and Inamed. This analysis resulted in a range of implied exchange ratios of 0.5272x to 0.9666x, compared to the exchange ratio implied by the Allergan proposal of 0.8498x.

  Selected Transaction Analysis

        Using publicly available information, JPMorgan reviewed the following merger and acquisition transactions involving companies in the specialty pharmaceutical and medical device industry:

Acquiror	Target
• King Pharmaceutical	• Jones Pharmaceutical
• Shire Pharmaceutical	• BioChem Pharma
• Charles River Labs	• Inveresk Research Group
• Advanced Medical Optics	• VISX, Incorporated
• Cardinal Health	• Alaris Medical Systems
• Cooper Companies	• Ocular Sciences
• Sponsor Consortium	• Warner Chilcott
• Fisher Scientific	• Apogent
• Zimmer	• Centerpulse
• Mylan Laboratories	• King Pharmaceuticals
• Abbott Laboratories	• Thera Sense

        JPMorgan calculated a range of multiples of firm or enterprise value to both the latest 12-month revenue and EBITDA implied in these transactions. JPMorgan then applied a range of selected EBITDA multiples for the selected transactions to corresponding EBITDA of Inamed in order to derive an implied per share equity reference range for Inamed. This analysis indicated an approximate implied per share equity reference range for Inamed of $54 to $83.

        It should be noted that no company utilized in the analysis above is identical to Inamed and no transaction is identical to the merger.

  Discounted Cash Flow Analysis

        JPMorgan conducted a discounted cash flow analysis for the purpose of determining the implied fully diluted equity value per share for Inamed common stock. JPMorgan reviewed two scenarios, one of which was based upon Inamed management's revised management projections for the fiscal; years 2005 through 2015. The other scenario was a revised sensitivity case that was based on a set of more conservative assumptions by Inamed management for the fiscal years 2006 through 2015.

        For both scenarios, JPMorgan considered probabilities of FDA approval of Inamed's new United States silicone breast products from 50% to 100%. JPMorgan also considered specific risks associated with approval of Inamed's Reloxin® products as indicated by Inamed management. JPMorgan calculated the unlevered free cash flows that Inamed is expected to generate during fiscal years 2006 through 2015 for both scenarios. JPMorgan calculated an implied range of terminal values for Inamed using a range of perpetuity growth rates for free cash flows from 3% to 4%. JPMorgan utilized a range of discount rates of 11% to 17% for calculating a terminal value range for Reloxin® products and a range of discount rates from 10.5% to 11.5% for calculating a terminal value for the remainder of Inamed. The unlevered free cash flows and the range of terminal values were then discounted to present value using a range of discount rates of 11% to 17% for Reloxin® and a range of discount rates of 10.5% to 11.5% for the remainder of Inamed, respectively.

        The present value of the unlevered free cash flows and the range of terminal values were then adjusted for Inamed's cash and total debt as of September 30, 2005. In Inamed's revised management plan case, this analysis indicated an approximate implied per share equity reference range for Inamed of $84 to $107, $87 to $111, and $90 to $115 based on 50%, 75% and 100% probability of approval for Inamed's new United States silicone breast products, respectively. In the revised sensitivity case, this analysis indicated an approximate implied per share equity reference range for Inamed of $66 to $83, $68 to $86, and $70 to $89 based on 50%, 75% and 100% probability of approval for Inamed's new United States silicone breast products, respectively.

        JPMorgan also conducted a discounted cash flow analysis for the purpose of determining the implied fully diluted equity value per share for Allergan common stock. JPMorgan reviewed two scenarios, one of which was based upon Allergan management projections provided by Allergan on December 1, 2005, which reflected Allergan management assumptions for the fiscal years 2006 through 2009 and was based on assumptions provided by Inamed management for fiscal years 2010-2015. The other scenario was based on projections by equity research analysts for fiscal years 2006-2010 and on a more conservative set of assumptions for fiscal years 2011-2015 developed based on those projections.

        For both scenarios, JPMorgan calculated the unlevered free cash flows that Allergan is expected to generate during calendar years 2006 through 2015. JPMorgan calculated an implied range of terminal values for Allergan using a range of perpetuity growth rates for free cash flows from 3% to 4% and a range of discount rates from 9% to 10%. The unlevered free cash flows and the range of terminal values were then discounted to present value using a range of discount rates from 9% to 10%. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for Allergan' cash and debt as of September 30, 2005. This analysis indicated an approximate implied per share equity reference range for Allergan of $98 to $127 in the management case and an approximate implied per share equity reference range for Allergan of $89 to $114 in the other scenario.

        Using the implied per share values derived from the discounted cash flow analysis conducted for the Inamed revised management case at 100% probability of approval for new United States silicone breast products relative to the Allergan management case, JPMorgan calculated a range of implied exchange ratios of 0.7083x to 1.1670x, compared to the proposed exchange ratio of 0.8498x.

        Using the implied per share values derived from the discounted cash flow analysis conducted for the Inamed revised sensitivity case at 100% probability of approval for new United States silicone breast products relative to the Allergan street case, JPMorgan calculated a range of implied exchange ratios of 0.6154x to 0.9968x, compared to the proposed exchange ratio of 0.8498x.

        The summary set forth above does not purport to be a complete description of the analyses or data utilized by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. JPMorgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which JPMorgan based its analyses are set forth above under the description of each analysis. Forecasts provided to JPMorgan, which were prepared by Allergan and Inamed management, did not include the expensing of stock options or special charges associated with research and development. JPMorgan's analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, JPMorgan's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

        As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. JPMorgan was selected to advise Inamed with respect to the Offer and the proposed Allergan Merger on the basis of such experience and its familiarity with Inamed. JPMorgan also acted as Inamed's exclusive financial advisor in connection with Inamed's proposed merger with Medicis.

(c) Intent to Tender

        To the best of the Company's knowledge, all of the Company's executive officers and directors currently intend to tender in the Offer all of the Shares that such person or entity holds of record or beneficially.

Item 5:    Persons/Assets, Retained, Employed, Compensated or Used.

        Pursuant to the terms of the JPMorgan Engagement Letter, the Company engaged JPMorgan to act as its financial advisor in connection with a possible transaction between Inamed and any of Medicis or Allergan, or any of their affiliates or subsidiaries.

        Pursuant to the terms of the JPMorgan Engagement Letter, for services rendered in connection with the proposed transaction, Inamed has agreed to pay JPMorgan a transaction fee equal to the sum of (A) $14.25 million, plus (B) $0.75 million if the per share consideration to be received by holders of shares of Inamed common stock equals or exceeds $85, plus (C) $1.30 million if such per share consideration equals $86 and, plus (D) 4% of any incremental consideration if such per share consideration exceeds $86, with such per share dollar thresholds subject to customary adjustments. Of this amount, Inamed has paid $1.5 million upon the delivery by JPMorgan of a fairness opinion in connection with Inamed's proposed merger with Medicis. In addition, Inamed agreed to pay $1.5 million upon the delivery by JPMorgan of any fairness opinion delivered in connection with the proposed merger with Allergan. The remaining transaction fee is payable upon completion of the transaction. In addition, Inamed has agreed to reimburse JPMorgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify JPMorgan against certain liabilities, including liabilities arising under the federal securities laws.

        At the meeting of the Board on December 14, 2005, JPMorgan rendered its oral opinion (subsequently confirmed in writing) (the "Fairness Opinion") to the Board that, as of such date and based upon and subject to the matters set forth in JPMorgan's opinion, the consideration to be received by the holders of Inamed common stock in the Offer and the Allergan Merger was fair, from a financial point of view, to those holders. No limitations were imposed by the Board upon JPMorgan with respect to the investigations made or procedures followed by it in rendering its opinion.

        JPMorgan and one of its affiliates arranged and acted as a lender under one of Allergan's credit facilities in June 2004, under which JPMorgan's affiliate is currently a lender. JPMorgan has no other financial advisory or other relationship with Inamed or Allergan.

        In the ordinary course of their businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of Allergan or Inamed for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

        As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. JPMorgan was selected to advise Inamed with respect to the Offer on the basis of such experience and its familiarity with Inamed.

        Except as described above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the security holders of the Company with respect to the Offer, the Offer or the Allergan Merger.

Item 6:    Interest in Securities of the Subject Company.

        Except as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or any of its subsidiaries or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company. On the dates specified below, the following executive officers of the Company sold the following Shares in open market transactions at the following prices:

Name/Title	Date	Number of Shares	Nature of Transaction	Price Per Share*
Declan Daly, Executive Vice President & Chief Financial Officer	11/08/05 11/08/05	9500 9500	Exercise of Nonqualified Stock Options Open Market Sale	$ $	18.173 76.513
Joseph A. Newcomb, Executive Vice President, Secretary and General Counsel	11/04/05 11/04/05	60,000 60,000	Exercise of Nonqualified Stock Options Open Market Sale	$ $	11.26 74.8
Nicholas L. Teti, President, Chief Executive Officer & Chairman of the Board	11/04/05 11/04/05 11/07/05 11/07/05	25,803 25,803 24,198 24,198	Exercise of Nonqualified Stock Options Open Market Sale Exercise of Nonqualified Stock Options Open Market Sale	$ $ $ $	16.68 74.772 16.68 75.185
Vicente Trelles, Executive Vice President & Chief Operations Officer	11/04/05 11/04/05 11/04/05	31,500 15,000 46,500	Exercise of Nonqualified Stock Options Exercise of Nonqualified Stock Options Open Market Sale	$ $ $	12.80 27.293 74.786
Robert S. Vaters, Executive Vice President, Strategy & Corporate Development	11/04/05 11/04/05 11/07/05 11/07/05	65,000 65,000 20,000 20,000	Exercise of Nonqualified Stock Options Open Market Sale Exercise of Nonqualified Stock Options Open Market Sale	$ $ $ $	14.693 74.675 14.693 76.410

*
With respect to all sales transactions, the Price Per Share reflected represents the weighted average sales price for such shares of Company common stock.

Item 7:    Purposes of the Transaction and Plans and Proposals.

Subject Company Negotiations

        Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiation in response to the Offer that relates to or would result in (1) an extraordinary transaction,

such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company, or any other person; or (4) a material change in the present dividend rate or policy, indebtedness or capitalization of the Company. As described in the summary of the Allergan Merger Agreement contained in the Allergan Schedule TO, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited takeover proposal.

Transactions and Other Matters

        Except as set forth in this Statement, there is no transaction, resolution of the Board, agreement in principle, or signed contract entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

Item 8:    Additional Information.

  Delaware General Corporation Law

          (i)  Delaware Anti-Takeover Statutes.     As a Delaware corporation, Inamed is subject to Section 203 ("Section 203") of Delaware Law. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by Section 203 (Inamed did not make such an election), (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock.

        The Board has approved the Allergan Merger Agreement and the transactions contemplated thereby for purposes of Section 203 of Delaware Law. Consequently, the restrictions on business combinations contained in such Section 203 of Delaware Law do not apply to the Offer or the Allergan Merger.

         (ii)  Short-Form Merger.     Under Section 253 of Delaware Law, if Purchaser acquires, pursuant to the Offer (including any extension thereof) or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Allergan Merger after consummation of the Offer without a vote by Inamed's stockholders. However, if Purchaser is not able to acquire at least 90% of the outstanding Shares pursuant to the Offer (including any extension thereof) or otherwise, a vote by Inamed's stockholders will be required under Delaware Law to effect the Allergan Merger. As a result, Inamed would also have to comply with the federal securities laws and regulations governing the solicitation of proxies, including the preparation and distribution of a proxy statement. Thus, if the Allergan Merger cannot be accomplished as a short-form merger under Section 253 of the Delaware Law, a longer period of time will be required to effect the Allergan Merger and pay stockholders who do not tender their Shares in the Offer. However, it is a condition to consummation of the Offer that at least a majority of the outstanding fully diluted Shares be tendered. Upon completion of the Offer or the Offer, the results of any stockholder vote to adopt the Allergan Merger Agreement and approve the Allergan Merger would be virtually assured.

        (iii)  Appraisal Rights.     No appraisal rights are available in connection with the Offer. However, appraisal rights will be available in connection with the Allergan Merger. Please read the Prospectus under the heading "The Offer—Purpose of the Offer; Inamed Merger; Appraisal Rights" (pages 73 and 74), which is incorporated herein by reference.

  Antitrust

        Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to the HSR Act requirements.

        On December 15, 2005, Inamed received a request for additional information and documentary material, referred to as a second request, from the FTC, pursuant to the HSR Act, in connection with the Offer and the Allergan Merger. The second request extends the waiting period imposed by the HSR Act until thirty days after Inamed has substantially complied with such request. Inamed has been working with the FTC staff concerning the divestiture of Reloxin® and had anticipated the issuance of the second request as part of that process. Inamed does not expect the second request to result in a material delay in consummation of the transaction. The FTC may also allow Allergan and Inamed to close the transaction before the expiration of the waiting period in the event that Inamed, Allergan and the FTC agree on the terms of a consent order providing for the divestiture of Reloxin®. If a divestiture plan can be developed that is acceptable to the FTC, the FTC will terminate its second request and will allow the transaction to close pursuant to the terms of a consent order. Inamed is currently working with the FTC staff to negotiate the terms of a divestiture plan and consent order that are acceptable to the FTC. While there can be no assurance of the outcome of these negotiations, Inamed does not anticipate that this process will result in any material delay in closing.

        On December 20, 2005, Inamed and Ipsen entered into a termination agreement pursuant to which, subject to the consummation of the Offer and certain other conditions, all rights related to Ipsen's Botulinum Toxin type A pharmaceutical product previously granted by Ipsen to Inamed would be returned to Ipsen, and all worldwide rights in the Reloxin® trademark would be assigned to Ipsen. Under the terms and subject to the conditions of that agreement, the return of the rights to the Botulinum Toxin type A pharmaceutical product to Ipsen, and the assignment of the worldwide rights in the Reloxin® trademark to Ipsen would be made in consideration for payment by Ipsen of ten million US dollars to Inamed.

        Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. Subject to certain exceptions described in the Prospectus, any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. Reference is made to the Prospectus under the heading "The Offer—Certain Legal Matters; Regulatory Approvals-Antitrust" on page 77 of the Prospectus, which is incorporated herein by this reference.

        The FTC and the Antitrust Division have the authority to scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the purchase by Purchaser of Shares pursuant to the Offer, either the FTC or the Antitrust Division could take such action under their statutory authority as they deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Allergan, Inamed, or any of their respective subsidiaries.

        Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Allergan may also be required to obtain additional regulatory approvals from various foreign antitrust and competition law authorities, and these foreign antitrust agencies could also initiate action to challenge or block the proposed transaction. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or the outcome of any such challenge.

  Rights Agreement

        Pursuant to its authority under the Amended and Restated Rights Agreement, dated as of November 16, 1999, as amended (the "Rights Agreement"), the Board on December 5, 2005 extended the Distribution Date (as that term is defined in the Rights Agreement) as it applies to the Offer to December 19, 2005, and subsequently extended the Distribution Date as it applies to the Offer to January 1, 2006. Effective December 20, 2005, Inamed amended the Rights Agreement, so that its provisions would not apply to the Offer, the Allergan Merger Agreement or the Allergan Merger.

        The information contained in the Exhibits referred to in Item 9 below is incorporated by reference herein.

Item 9:    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Form of Letter of Election and Transmittal (filed as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference).
(a)(1)(B)	Form of Notice of Guaranteed Delivery (filed as Exhibit (a)(1)(B) to the Schedule TO and incorporated herein by reference).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(C) to the Schedule TO and incorporated herein by reference).
(a)(1)(D)	Form of Letter to Clients (filed as Exhibit (a)(1)(D) to the Schedule TO and incorporated herein by reference).
(a)(1)(E)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed as Exhibit (a)(1)(E) to the Schedule TO and incorporated herein by reference).
(a)(2)(A)	Press Release issued by Inamed Corporation on December 6, 2005 (filed as Exhibit (a)(2)(B) to Amendment No. 1 to Schedule 14D-9 filed on December 6, 2005).
(a)(2)(B)	Press Release issued by Inamed Corporation on December 13, 2005 (filed as Exhibit 99.1 to the Form 8-K filed on December 13, 2005).
(a)(2)(C)	Press Release issued by Inamed Corporation on December 15, 2005 (filed as Exhibit 99.1 to the Form 8-K filed on December 15, 2005).

(a)(2)(D)	Joint Press Release issued by Allergan, Inc. and Inamed Corporation on December 20, 2005 (filed as Exhibit 99.1 to the Form 8-K filed on December 21, 2005).
(a)(4)	Prospectus regarding the offer and sale of the Allergan Common Stock to be issued in the Offer (filed as Exhibit (a)(4)(A) to the Schedule TO and incorporated herein by reference).
(a)(5)(A)	Opinion of JPMorgan, dated December 6, 2005 (filed as Annex A to Amendment No. 1 to Schedule 14D-9 filed on December 6, 2005 and incorporated herein by reference).
(a)(5)(B)	Opinion of JPMorgan, dated December 14, 2005 (included as Annex B hereto).
(a)(5)(C)	Proxy Statement with respect to Inamed Corporation's 2005 Annual Meeting of Stockholders, pages 12 through 19 (filed with the SEC on November 16, 2005 and incorporated by reference herein).
(a)(5)(D)
Agreement and Plan of Merger by and among Banner Acquisition Corp., Allergan, Inc. and Inamed Corporation (filed as Exhibit 2.2 to the Form 8-K filed on December 21, 2005 and incorporated herein by reference).
(a)(5)(E)	Irrevocable Offer Letter dated December 6, 2005 (filed as Exhibit (a)(5)(E) to Amendment No. 1 to Schedule 14D-9 filed on December 6, 2005 and incorporated herein by reference).
(a)(5)(F)
Merger Termination Agreement, dated as of December 13, 2005, by and among Medicis Pharmaceutical Corporation, Masterpiece Acquisition Corp., a wholly owned subsidiary of Medicis Pharmaceutical Corporation, and Inamed Corporation (filed as Exhibit 10.63 to the Form 8-K filed on December 13, 2005 and incorporated herein by reference).
(e)(1)	Mutual Non-Disclosure Agreement, dated as of November 16, 2005, between Inamed Corporation and Parent (filed as Exhibit (e)(1) to Schedule 14D-9 filed on December 5, 2005).
(e)(2)
Employment Agreement by and between Inamed Corporation and Robert Vaters, dated January 21, 2003 (incorporated herein by reference to Inamed Corporation's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2003).
(e)(3)
Amended and Restated Employment Agreement dated as of October 18, 2004 by and between Inamed Corporation and Nicholas L. Teti (incorporated herein by reference to Inamed Corporation's Current Report on Form 8-K filed with the SEC on November 4, 2004).
(e)(4)
2005 First Amendment to Employment Agreement dated as of December 14, 2005 by and between Inamed Corporation and Nicholas L. Teti (incorporated hereby by reference to Inamed Corporation's Current Report on Form 8-K filed with the SEC on December 20, 2005).
(e)(5)
Employment Agreement by and between Inamed Corporation and Joseph A. Newcomb, dated August 1, 2003 (incorporated herein by reference to Inamed Corporation's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2003).
(e)(6)
2005 First Amendment to Employment Agreement dated as of December 14, 2005 by and between Inamed Corporation and Joseph A. Newcomb (incorporated hereby by reference to Inamed Corporation's Current Report on Form 8-K filed with the SEC on December 20, 2005).

(e)(7)
Employment Agreement by and between Inamed Corporation and Hani Zeini, dated September 10, 2001 (incorporated herein by reference to Inamed Corporation's Amendment No. 1 to Annual Report on Form 10-K filed with the SEC on April 29, 2005).
(e)(8)
Change in Control Agreement by and between Inamed Corporation and Hani Zeini, dated April 18, 2002 (incorporated herein by reference to Inamed Corporation's Amendment No. 1 to Annual Report on Form 10-K filed with the SEC on April 29, 2005).
(e)(9)
Employment Agreement by and between Inamed Corporation and Vicente Trelles, effective January 21, 2003 (incorporated herein by reference to Inamed Corporation's Amendment No. 1 to Annual Report on Form 10-K filed with the SEC on April 29, 2005).
(g)	Inapplicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

INAMED CORPORATION
/s/ JOSEPH A. NEWCOMB Name: Joseph A. Newcomb Title: Executive Vice President, General Counsel and Secretary

Date: December 27, 2005

ANNEX B

December 14, 2005

The Board of Directors
Inamed Corporation
5540 Ekwill Street
Santa Barbara, CA 93111-2936

Members of the Board of Directors:

        We understand that Inamed Corporation (the "Company") entered into a Merger Termination Agreement, dated as of December 13, 2005, by and among the Company, Medicis Pharmaceutical Corporation ("Medicis") and Masterpiece Acquisition Corp. (the "Medicis Sub"), pursuant to which that certain Agreement and Plan of Merger (the "Medicis Agreement"), dated as of March 20, 2005, by and among the Company, Medicis and the Medicis Sub, is terminated and the merger and other transactions contemplated by the Medicis Agreement are abandoned. We understand further that the Company, Allergan, Inc. ("Parent") and Banner Acquisition, Inc., a wholly-owned subsidiary of Parent (the "Merger Sub") propose to enter into an Agreement and Plan of Merger, dated as of December 14, 2005 (the "Agreement"), by and among the Company, Parent and the Merger Sub, which provides, among other things, for (i) the offer (the "Offer") by the Merger Sub to purchase or exchange any and all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the "Company Common Stock"), together with the associated preferred share purchase rights (collectively, the "Shares"), and (ii) the subsequent merger (the "Merger") of the Merger Sub with and into the Company. Pursuant to the Agreement, in the Offer, each Share accepted by the Merger Sub will be exchanged for the right to receive, at the election of the holder, (A) $84.00 in cash, without interest (the "Cash Consideration"), or (B) 0.8498 of a share of Parent's common stock, par value $0.01 per share (together with the Parent Rights as defined in the Agreement, the "Parent Stock," such fraction of a share of the Parent Stock issuable in exchange for each Share pursuant to the Offer, the "Stock Consideration," and together with the Cash Consideration, the "Transaction Consideration"). Pursuant to the Merger, the Company will become a wholly-owned subsidiary of Parent and each remaining outstanding Share not purchased or exchanged pursuant to the Offer will be converted into the right to receive the Transaction Consideration. The maximum aggregate amount of the Cash Consideration payable pursuant to the Offer and the Merger will be (w) $84.00 multiplied by (x) 45% of the total number of Shares outstanding. The maximum aggregate amount of the Stock Consideration issuable pursuant to the Offer will be (y) 0.8498 shares of the Parent Stock multiplied by (z) 55% of the total number of Shares outstanding. The Transaction Consideration is subject to further adjustments as provided in the Agreement. The terms and conditions of the Offer and the Merger are more fully set forth in the Agreement. The transactions contemplated by the Agreement, including without limitation the Offer and the Merger, are referred to jointly as the "Transaction."

        You have requested our opinion as to the fairness, from a financial point of view, of the Transaction Consideration to be received by the holders of the Shares in the proposed Offer and the Merger to such holders.

        In arriving at our opinion, we have (i) reviewed a draft dated December 14, 2005 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and Parent and the industries in which they operate; (iii) compared the proposed financial terms of the Offer and the Merger with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company and Parent with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Parent Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the managements of the Company and Parent relating to their respective businesses, including (x) analyses and forecasts prepared by the management of the Company that take into account the possibility that the Food and Drug Administration ("FDA") may not approve any or all of the Company's new silicone breast products and Reloxin products and (y) analyses and forecasts prepared by the management of the Company that assume that the FDA approves all of these new products; (vi) reviewed estimates prepared by the managements of the Company and Parent of the amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the "Synergies"); and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

        In addition, we have held discussions with certain members of the management of the Company and Parent with respect to certain aspects of the Transaction, and the past and current business operations of the Company and Parent, the financial condition and future prospects and operations of the Company and Parent, the effects of the Transaction on the financial condition and future prospects of the Company and Parent, and certain other matters we believed necessary or appropriate to our inquiry, including the risks associated with the FDA approval process for new products.

        In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and Parent or otherwise reviewed by or for us. We have not conducted any valuation or appraisal of any assets or liabilities and have not been provided any such valuations or appraisals, nor have we evaluated the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and Parent to which such analyses or forecasts relate. We express no view as to such analyses or forecasts, including the Synergies, or the assumptions on which they were based. We have also assumed that the Transaction will qualify as a tax-free reorganization for United States federal income tax purposes and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Parent or on the contemplated benefits of the Transaction.

        Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Shares of the Transaction Consideration to be received by such holders in the proposed Offer and the Merger and we express no opinion as to the fairness of the Offer or the Merger to, or any consideration of, the holders of any other class of securities, creditors or other constituencies of the Company or the underlying decision by the Company to engage in the Transaction. We are expressing no opinion herein as to the price at which the Parent Stock or the Company Common Stock will trade at any future time.

        We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction other than transactions contemplated by the Medicis Agreement. Consequently, we have assumed that the terms of the Transaction are the most beneficial terms from the Company's perspective that could under the circumstances be negotiated among the parties to such transactions, and no opinion is expressed whether any alternative transaction might produce consideration for the Company's stockholders in an amount in excess of that contemplated in the Transaction.

        We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services. We will also receive an additional fee if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We and one of our affiliates arranged and acted as a lender under one of Parent's credit facilities in June 2004, under which our affiliate is currently a lender. Please be advised that we have no other financial advisory or other relationships with the Company or Parent. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or Parent for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

        On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Transaction Consideration to be received by the holders of the Shares in the proposed Offer and the Merger is fair, from a financial point of view, to such holders.

        This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender Shares to the Merger Sub pursuant to the Offer or how such stockholder should vote with respect to the Agreement and the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement or tender offer recommendation statement on Schedule 14D-9 from the Company to holders of the Shares relating to the Transaction but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES INC.

QuickLinks

SIGNATURE
ANNEX B